Exhibit 99.1
SHINHAN FINANCIAL GROUP CO., LTD.

Non-Consolidated Financial Statements

(Unaudited)

March 31, 2008

(With Independent Accountants’ Review Report Thereon)

Table of Contents

Independent Accountants’ Review Report
Non-Consolidated Balance Sheets
Non-Consolidated Statements of Income
Non-Consolidated Statements of Changes in Stockholders’ Equity
Non-Consolidated Statements of Cash Flows
Notes to Non-Consolidated Financial Statements

KPMG Samjong Accounting Corp.

10th Floor, GangNam Finance Tower, 737 Yeoksam-dong	Tel. 82-2-2112-0100
Gangnam-gu, Seoul 135-984	Fax. 82-2-2112-0101
Republic of Korea	www.kr.kpmg.com
Independent Accountants’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the “Company”) as of March 31, 2007 and the related non-consolidated statements of income, statements of changes in stockholders’ equity and cash flows for the three-month periods ended March 31, 2008 and 2007. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2007 and the related non-consolidated statement of income, appropriation of retained earnings, statement of changes in stockholders’ equity and cash flow for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 14, 2008 expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2007, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the non-consolidated financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
The following matters may be helpful to the readers in their understanding of the financial statements:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows and changes in stockholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and review standards and their application in practice.
KPMG Samjong Accounting Corp.
Seoul, Korea
April 25, 2008

This report is effective as of April 25, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
March 31, 2008 and December 31, 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007

Assets

Cash and due from banks (note 11)	~~W~~	2,061,992	131,994	$2,079,250	133,099
Equity method investment securities (note 3)		22,051,396	23,743,620	22,235,954	23,942,341
Loans, net of allowance for loan losses (notes 5, 11 and 24)		1,925,325	1,407,925	1,941,439	1,419,709
Property and equipment, net (note 6)		1,780	528	1,795	532
Other assets (notes 7 and 11)		32,726	43,461	33,000	43,825

Total assets	~~W~~	26,073,219	25,327,528	$26,291,438	25,539,506

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (note 8)	~~W~~	1,090,000	1,255,000	$1,099,123	1,265,504
Debentures (note 9)		6,557,057	6,038,253	6,611,936	6,088,790
Retirement and severance benefits		1,040	714	1,049	720
Other liabilities (notes 10, 11 and 15)		642,867	55,760	648,247	56,225

Total liabilities		8,290,964	7,349,727	8,360,355	7,411,239

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 13)
Common stock		1,980,998	1,980,998	1,997,578	1,997,578
Authorized — 1,000,000,000 shares
Issued and outstanding — 396,199,587 shares in 2008 and 2007
Redeemable and convertible preferred stock		481,475	481,475	485,505	485,505
Issued and outstanding — 74,161,377 shares in 2008 and 2007
Capital surplus		9,032,537	9,032,537	9,108,135	9,108,135
Retained earnings (note 14)		5,214,334	5,209,061	5,257,975	5,252,658
Capital adjustments		(203,914)	(203,532)	(205,621)	(205,235)
Accumulated other comprehensive income (notes 3 and 19)		1,276,825	1,477,262	1,287,511	1,489,626

Total stockholders’ equity		17,782,255	17,977,801	17,931,083	18,128,267

Commitment and contingencies (note 12)

Total liabilities and stockholders’ equity	~~W~~	26,073,219	25,327,528	$26,291,438	25,539,506

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
Quarters ended March 31, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2008		2007	2008	2007

Operating revenue:

Equity from earnings of equity method investment securities (notes 3 and 23)	~~W~~	707,909	952,272	$713,834	960,242
Interest income (note 11)		26,998	61,994	27,224	62,513
Gain on foreign currency transaction		—	749	—	755
Other		—	396	—	399

		734,907	1,015,411	741,058	1,023,909

Operating expense:

Equity from loss of equity method investment securities (notes 3 and 23)		2,547	—	2,568	—
Interest expense		99,789	62,647	100,624	63,172
Loss from foreign currency transaction		—	749	—	755
Fees and commission		60	19	61	19
General and administrative expenses (note 16)		12,158	14,814	12,260	14,939

		114,554	78,229	115,513	78,885

Operating income		620,353	937,182	625,545	945,024

Non-operating income, net		—	—	—	—

Income before income taxes		620,353	937,181	625,545	945,024

Income tax benefits (note 17)		—	22,662	—	22,852

Net income	~~W~~	620,353	959,844	$625,545	967,876

Earnings per share in Won and U.S. dollars (note 18)	~~W~~	1,391	2,416	$1.40	2.44

Diluted earnings per share in Won and U.S. dollars (note 18)	~~W~~	1,356	2,353	$1.37	2.37

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity
Quarters ended March 31, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won						U.S. dollars (note 2(b))
				Accumulated other						Accumulated other
	Capital	Capital	Capital	comprehensive	Retained		Capital	Capital	Capital	comprehensive	Retained
	stock	surplus	adjustments	income	earnings	Total	stock	surplus	adjustments	income	earnings	Total
Balance at January 1, 2007	~~W~~2,170,758	4,647,695	(142,009)	1,309,875	3,375,207	11,361,526	$2,188,926	4,686,594	(143,197)	1,320,838	3,403,456	11,456,617
Dividends paid	—	—	—	—	(392,238)	(392,238)	—	—	—	—	(395,521)	(395,521)
Preferred stock issued	218,555	3,517,683	—	—	—	3,736,238	220,384	3,547,124	—	—	—	3,767,508
Net income	—	—	—	—	959,844	959,844	—	—	—	—	967,877	967,877
Disposition of treasury stock by subsidiary	—	11,762	11,697	—	—	23,459	—	11,860	11,794	—	—	23,654
Changes in other capital adjustment on equity method investment securities	—	—	(1,456)	—	—	(1,456)	—	—	(1,468)	—	—	(1,468)
Changes in unrealized holding gain(loss) on equity method investment securities	—	—	—	(266,540)	—	(266,540)	—	—	—	(268,771)	—	(268,771)
Changes in retained earnings of subsidiaries	—	—	—	—	841	841	—	—	—	—	848	848
Share-based compensation expense	—	—	9,362	—	—	9,362	—	—	9,440	—	—	9,440

Balance at March 31, 2007	~~W~~2,389,313	8,177,140	(122,406)	1,043,335	3,943,654	15,431,036	$2,409,310	8,245,578	(123,431)	1,052,067	3,976,660	15,560,184

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity, Continued
Quarters ended March 31, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won						U.S. dollars (note 2(b))
				Accumulated other						Accumulated other
	Capital	Capital	Capital	comprehensive	Retained		Capital	Capital	Capital	comprehensive	Retained
	stock	surplus	adjustments	income	earnings	Total	stock	surplus	adjustments	income	earnings	Total
Balance at January 1, 2008	~~W~~2,462,473	9,032,537	(203,532)	1,477,262	5,209,061	17,977,801	$2,483,083	9,108,135	(205,235)	1,489,626	5,252,658	18,128,267
Dividends paid	—	—	—	—	(620,442)	(620,442)	—	—	—	—	(625,635)	(625,635)
Net income	—	—	—	—	620,353	620,353	—	—	—	—	625,545	625,545
Changes in other capital adjustment on equity method investment securities	—	—	(382)	—	—	(382)	—	—	(386)	—	—	(386)
Changes in unrealized holding gain(loss) on equity method investment securities	—	—	—	(200,437)	—	(200,437)	—	—	—	(202,115)	—	(202,115)
Changes in retained earnings of subsidiaries	—	—	—	—	5,362	5,362	—	—	—	—	5,407	5,407

Balance at March 31, 2008	~~W~~2,462,473	9,032,537	(203,914)	1,276,825	5,214,334	17,782,255	$2,483,083	9,108,135	(205,621)	1,287,511	5,257,975	17,931,083

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
Quarters ended March 31, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007

Cash flows from operating activities:

Net income	~~W~~	620,353	959,844	$625,545	967,877

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		98	93	99	94
Amortization		22	76	22	77
Provision for (reversal of) allowance for loan losses		2,600	(396)	2,622	(399)
Provision for retirement and severance benefits		30	409	30	412
Equity from earnings (loss) of equity method investment securities, net		(705,362)	(952,272)	(711,266)	(960,242)
Stock compensation costs		(1,985)	6,345	(2,002)	6,398
Dividends received from equity method investment securities		1,301,848	459,990	1,312,744	463,840
Other, net		1,193	857	1,203	863
Changes in assets and liabilities:
Decrease (increase) in other assets		10,371	(15,791)	10,458	(15,923)
Increase in other liabilities		9,386	8,470	9,465	8,540
Retirement and severance benefits paid		(168)	(296)	(169)	(298)
Decrease in deposit for severance benefit insurance		259	182	261	184

Net cash provided by operating activities		1,238,645	467,511	1,249,012	471,423

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		900,283	—	907,818	—
Collection of loans		80,000	130,000	80,670	131,088
Decrease in advance payments		—	519,256	—	523,602
Decrease in other assets		941	—	949	—

		981,224	649,256	989,437	654,690

Cash used in investing activities:

Purchase of equity method investment securities		—	(6,980,783)	—	(7,039,208)
Loans granted		(600,000)	(50,000)	(605,022)	(50,419)
Purchase of property and equipment		(1,054)	(10)	(1,063)	(10)
Increase in other assets		(601)	—	(606)	—

		(601,655)	(7,030,793)	(606,691)	(7,089,636)

Net cash provided by (used in) investing activities		379,569	(6,381,537)	382,736	(6,434,946)

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
Quarters ended March 31, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007

Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings		—	653,000	—	658,465
Proceeds from issuance of debentures		600,000	1,800,000	605,022	1,815,065
Proceeds from issuance of preferred stock		—	3,749,962	—	3,781,347

		600,000	6,202,962	605,022	6,254,877

Cash used in financing activities:

Repayment of borrowings		(165,000)	(120,000)	(166,381)	(121,004)
Repayment of debentures		(80,000)	(130,000)	(80,670)	(131,088)
Debentures issuance cost paid		(2,389)	(4,180)	(2,409)	(4,216)
Dividends paid		(40,827)	(41,177)	(41,169)	(41,522)
Stock issuance cost paid		—	(1,724)	—	(1,738)

		(288,216)	(297,081)	(290,629)	(299,568)

Net cash provided by financing activities		311,784	5,905,881	314,393	5,955,309

Net increase (decrease) in cash and due from banks		1,929,998	(8,145)	1,946,151	(8,214)

Cash and due from banks at beginning of period		131,994	468,561	133,099	472,483

Cash and due from banks at end of period	~~W~~	2,061,992	460,416	$2,079,250	464,269

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)
(1)	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of March 31, 2008, the Company had twelve subsidiaries accounted for under the equity method (including joint ventures), and its capital stock consisted of ~~W~~1,980,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

Details of its subsidiaries were as follows:
(a)	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank) with Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of March 31, 2008, Shinhan Bank operated through 919 domestic branches, 103 depository offices and 15 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.

(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. LG Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, the Company acquired 98,517,316 shares (78.58%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and LG Card became a subsidiary of the Company. Subsequently, the Company acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company for one LG Card share, on September 21, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(1)	General Description of the Company, Continued
(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.), Continued

Per the resolution of the Board of Directors’ Meeting on May 28, 2007, SHC Management Co., Ltd., a wholly owned subsidiary of the Company, transferred all assets, liabilities and operations to LG Card effective October 1, 2007. With this business transfer, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.; “Shinhan Card”) transferred its corporate leasing business division to Shinhan Capital Co., Ltd. effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

As of March 31, 2008, Shinhan Card had 90 branches, approximately 2.18 million merchants in its network, 13.50 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.
(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of March 31, 2008, it operated through 84 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).
(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of March 31, 2008, Shinhan Life Insurance operated through 132 branches and its capital stock amounted to ~~W~~200,000 million.
(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd.. Shinhan Capital’s capital stock as of March 31, 2008 amounted to ~~W~~180,000 million. In addition as noted above, Shinhan Capital acquired the net assets of the corporate leasing business division of Shinhan Card effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.
(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of March 31, 2008 amounted to ~~W~~77,644 million.
(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of March 31, 2008 amounted to ~~W~~3,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(1)	General Description of the Company, Continued
(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of March 31, 2008 amounted to ~~W~~10,000 million.
(i)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of March 31, 2008 amounted to ~~W~~40,000 million.
(j)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of March 31, 2008 amounted to ~~W~~30,000 million.
(k)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of March 31, 2008 amounted to ~~W~~1,000 million.
(l)	SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)

SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Former Shinhan Card Co., Ltd. was principally engaged in credit card services, factoring, consumer loans and installment financing. However as noted above, effective October 1, 2007, former Shinhan Card Co., Ltd. transferred all assets, liabilities and operations to former LG Card Co., Ltd.. As a result of this business transfer, former LG Card Co., Ltd. changed its name to Shinhan Card Co., Ltd. and former Shinhan Card Co., Ltd changed its name to SHC Management Co., Ltd. (“SHC Management”). SHC Management is expected to liquidate. SHC Management’s capital stock as of March 31, 2008 amounted to ~~W~~6,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(1)	General Description, Continued
Details of ownership as of March 31, 2008 and December 31, 2007 were as follows:

		2008		2007
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)

Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.0	1,505,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Good Morning Shinhan Securities	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	1,200,000	100.0	71,777,256	100.0
Shinhan Card (formerly LG Card Co., Ltd.)	Shinhan Financial Group	529	0.0	529	0.0

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.
(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~991.7 to US$1, the basic exchange rate on March 31, 2008. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.
(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2008, the Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 15 ”Equity Method (Revised)”, No. 16 “Income Tax Accounts (Revised)”, and authoritative interpretation from Financial Services Commission (April 24, 2008) “Consolidation of the Joint-Venture Investee Company”. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the non-consolidated financial statements both as of and for the three month period ended March 31, 2008 and as of and for the year ended December 31, 2007. Certain accounts of the non-consolidated financial statements as of and for the period ended December 31, 2007 were reclassified to conform to the current year’s presentation for comparative purposes, resulting in an increase in the capital surplus by ~~W~~383,739 million and decrease in the capital adjustments, accumulated other comprehensive income and retained earnings by ~~W~~203,532 million, ~~W~~167,453 million and ~~W~~12,753 million, respectively. In addition, due to the retrospective adoption of the revised standard, capital surplus, capital adjustment, accumulated other comprehensive income and retained earnings as of January 1, 2007 in the non-consolidated statement of changes in stockholders’ equity increased by ~~W~~287,613 million and decreased by ~~W~~186,500 million, ~~W~~88,360 million and ~~W~~12,573 million, respectively, and for the three month period ended March 31, 2007, capital surplus and capital adjustment increased by ~~W~~11,762 million and ~~W~~10,241 million and accumulated other comprehensive income decreased by ~~W~~22,003 million, respectively. Meanwhile, according to Financial Services Authority Opinion (the “FSAO”) 2005-2 “Cash Flows of the Bank (Revised)”, effective January 1, 2007, certain accounts of the non-consolidated statements of cash flows as of and for the three month period ended March 31, 2007 were reclassified, resulting in an increase in the cash flows from operating activities and decrease in the cash flows from investing activities by ~~W~~459,990 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(d)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (FSS) guidelines.
(e)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 per cent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

Prior to 2008, the difference between the acquisition cost of minority interest in subsidiaries and the value of net asset acquired and gain(loss) from disposition of treasury stock by subsidiaries were accounted as a component of accumulated other comprehensive income. However, according to the SKAS No. 15 Equity Method (Revised) effective January 1, 2008, the amounts are retrospectively reclassified to capital surplus or capital adjustment as appropriate..

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company reviews goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(f)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	"	"
Leasehold improvement	Straight-line	"
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.
(g)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.
(h)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(i)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.
(h)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~940.30 to US$1, the rates of exchange on March 31, 2007. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(j)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.
(k)	Share-Based Payments

The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.
(l)	Interest income

Interest income on bank deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.
(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)
(3)	Equity Method Investment Securities

Details of equity method investment securities as of March 31, 2008 and December 31, 2007 were as follows:

							(in millions of Won)
	2008
						Accumulated
		Acquisition	Equity			other
	Beginning	(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance	net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~11,620,851	(406,516)	350,150	—	(277)	(207,735)	5,362	11,361,835
Shinhan Card (formerly LG Card Co., Ltd.)	8,050,796	(710,054)	244,763	(3,078)	—	(7,514)	—	7,574,913
Good Morning Shinhan Securities	1,696,710	—	49,877	—	—	(691)	—	1,745,896
Shinhan Life Insurance	815,188	—	21,113	—	(35)	16,103	—	852,369
Shinhan Capital	321,340	9,240	18,251	3,078	—	(2,227)	—	349,682
Jeju Bank	77,689	—	2,230	—	(17)	1,184	—	81,086
Shinhan Credit Information	12,365	—	419	—	—	—	—	12,784
Shinhan PE	10,631	—	(25)	—	(52)	60	—	10,614
Shinhan BNP Paribas ITMC	30,841	—	3,963	—	—	—	—	34,804
SH&C Life Insurance	17,025	—	(648)	—	—	383	—	16,760
Shinhan Macquarie	3,534	—	(1,874)	—	—	—	—	1,660
SHC Management (formerly Shinhan Card Co., Ltd.)	1,086,650	(1,094,800)	17,143	—	—	—	—	8,993

	~~W~~23,743,620	(2,202,130)	705,362	—	(381)	(200,437)	5,362	22,051,396

The market value of Jeju Bank shares owned by the Company was ~~W~~76,182 million as of March 31, 2008 based on the quoted market price (~~W~~7,860 per share) at that date.
Changes in (negative) goodwill for the quarter ended March 31, 2008 were as follows:

					(in millions of Won)
	Beginning balance		Increase (decrease)	Amortization (reversal)	Ending balance
Shinhan Bank	~~W~~	592,511	—	15,324	577,187
Shinhan Card (formerly LG Card Co., Ltd.)		3,964,404	(9,240)	77,091	3,878,073
Good Morning Shinhan Securities		76,522	—	4,251	72,271
Shinhan Life Insurance		330,939	—	10,451	320,488
Shinhan Capital		—	9,240	180	9,060
Jeju Bank		(2,915)	—	(171)	(2,744)

	~~W~~	4,961,461	—	107,126	4,854,335

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)
(3)	Equity Method Investment Securities, Continued

								(in millions of Won)
	2007
							Accumulated
			Acquisition	Equity	Capital	Capital	other
	Beginning		(dividend),	method	surplus	adjustments	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	(*)	(*)	Income	earnings	balance
Shinhan Bank	~~W~~	9,724,729	(435,944)	1,887,570	177,619	1,602	262,748	2,527	11,620,851
Shinhan Card (formerly LG Card Co., Ltd.)		—	8,410,311	290,591	(81,494)	(608,678)	40,066	—	8,050,796
Good Morning Shinhan Securities		979,853	506,556	151,602	—	(12,276)	70,975	—	1,696,710
Shinhan Life Insurance		793,204	(30,000)	79,758	—	—	(27,774)	—	815,188
Shinhan Capital		187,782	84,688	49,282	—	(498)	86	—	321,340
Jeju Bank		69,316	—	9,707	—	—	(1,334)	—	77,689
Shinhan Credit Information		10,255	—	2,110	—	—	—	—	12,365
Shinhan PE		10,492	—	199	—	—	(60)	—	10,631
Shinhan BNP Paribas ITMC		24,790	(4,600)	10,650	—	—	1	—	30,841
SH&C Life Insurance		17,612	—	13	—	—	(600)	—	17,025
Shinhan Macquarie		29	(315)	3,820	—	—	—	—	3,534

SHC Management (formerly Shinhan Card Co., Ltd.)		957,830	(444,086)	146,809	—	441,314	(15,217)	—	1,086,650

	~~W~~	12,775,892	8,086,610	2,632,111	96,125	(178,536)	328,891	2,527	23,743,620

(*)	The difference between the acquisition cost of minority interest and the value of net asset acquired in the amount of ~~W~~248,858 million is included in Shinhan Card.
The market value of Jeju Bank shares owned by the Company was ~~W~~76,570 million as of December 31, 2007 based on the quoted market price (~~W~~7,900 per share) at that date.
Changes in (negative) goodwill for the year ended December 31, 2007 were as follows:

				(in millions of Won)
	Beginning balance		Increase (decrease)	Amortization (reversal)	Ending balance
Shinhan Bank	~~W~~	653,805	—	61,294	592,511
Shinhan Card (formerly LG Card Co., Ltd.)		—	4,198,412	234,008	3,964,404
Good Morning Shinhan Securities		93,526	—	17,004	76,522
Shinhan Life Insurance		372,742	—	41,803	330,939
Jeju Bank		(3,600)	—	(685)	(2,915)
SHC Management (formerly Shinhan Card Co., Ltd.)		320,572	(298,032)	22,540	—

	~~W~~	1,437,045	3,900,380	375,964	4,961,461

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)
(4)	Acquisition of LG Card Co., Ltd. (“LG Card”)

(a) On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and LG Card became a subsidiary of the Company on March 23, 2007. The Company applied purchase method of accounting for the acquisition.

The condensed financial information of LG Card as of and for the year ended December 31, 2006 and as of and the period ended March 19, 2007 were as follows:

			(in millions of Won)
			March 19, 2007,
	December 31, 2006		acquisition date
Assets	~~W~~	9,645,482	10,019,061
Liabilities		6,624,912	6,127,002

Stockholders’ equity		3,020,570	3,892,059

Operating revenue		2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	874,461

Additionally, the Company acquired 9,624,218 shares (7.68%) at ~~W~~ 46,392 per share from Shinhan Bank among others, through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company to one LG Card share, on September 21, 2007. The Company reflected the difference between the acquisition cost and the additional net asset value in LG Card as other comprehensive income. Subsequently, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.
(b) Details of goodwill related to the acquisition of LG Card were as follows:

	(in millions of Won)
Consideration given on March 19, 2007	~~W~~	6,683,743
Fair value of net assets		3,030,612

Goodwill		3,653,131
Unamortized goodwill transferred from Shinhan Bank relating to LG Card(*1)		247,249

	~~W~~	3,900,380

(*1)	On July 3, 2007, the Company acquired LG Card shares held by Shinhan Bank and recorded the unamortized goodwill by Shinhan Bank at acquisition date at its carrying amount.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)
(5)	Loans

(a) Loans as of March 31, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Loans in Won	~~W~~	1,935,000	1,415,000
Less: allowance for loan losses		(9,675)	(7,075)

	~~W~~	1,925,325	1,407,925

(b) Detail of loans in Won as of March 31, 2008 and December 31, 2007 were as follows:

				(in millions of Won)
	2008			2007
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.23~6.86	~~W~~	780,000	5.23~6.86	~~W~~	650,000
Shinhan Capital	4.33~6.83		980,000	4.33~6.83		590,000
Good Morning Shinhan Securities	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	5.51		5,000	5.51		5,000

		~~W~~	1,935,000		~~W~~	1,415,000

Allowance for loan losses			(9,675)			(7,075)

		~~W~~	1,925,325		~~W~~	1,407,925

(c) The maturities of loans as of March 31, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	85,000	80,000
Due after three months through six months		20,000	85,000
Due after six months through 12 months		260,000	60,000
Due after one year through three years		1,120,000	790,000
Thereafter		450,000	400,000

	~~W~~	1,935,000	1,415,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(6)	Property and Equipment
Property and equipment as of March 31, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Property and equipment:

Vehicles	~~W~~	171	171
Furniture and fixtures		1,534	1,467
Leasehold improvements		3,106	1,823

		4,811	3,461
Less: accumulated depreciation		(3,031)	(2,933)

	~~W~~	1,780	528

(7)	Other Assets

Other assets as of March 31, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Security deposits paid	~~W~~	9,127	10,068
Software		1,010	1,016
Account receivables		1	—
Accrued interest income (note 11)		13,034	8,415
Advance payments		10	10
Prepaid expenses		2,060	17,060
Prepaid income taxes		3,651	3,651
Other		3,833	3,241

	~~W~~	32,726	43,461

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(8)	Borrowings
(a)	Details of borrowings in Won as of March 31, 2008 and December 31, 2007 were as follows:

(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2008		2007

October 29, 2007	February 25, 2008	6.00	~~W~~	—	15,000
December 21, 2007	February 25, 2008	5.98		—	5,000
December 21, 2007	January 2, 2008	6.43		—	25,000
December 21, 2007	January 2, 2008	6.43		—	25,000
December 27, 2007	January 2, 2008	6.38		—	15,000
June 5, 2007	April 1, 2008	5.29		100,000	100,000
June 11, 2007	April 1, 2008	5.29		230,000	230,000
June 28, 2007	April 1, 2008	5.29		300,000	300,000
June 28, 2007	June 27, 2008	5.31		5,000	5,000
August 23, 2007	July 1, 2008	5.53		20,000	20,000
September 27, 2007	January 2, 2008	5.60		—	35,000
September 27, 2007	April 1, 2008	5.70		50,000	50,000
September 27, 2007	July 1, 2008	5.75		70,000	70,000
September 28, 2007	January 2, 2008	5.60		—	45,000
September 28, 2007	April 1, 2008	5.70		50,000	50,000
September 28, 2007	July 1, 2008	5.75		30,000	30,000
November 23, 2007	April 1, 2008	5.83		150,000	150,000
December 18, 2007	April 1, 2008	6.50		25,000	25,000
December 20, 2007	April 1, 2008	6.50		25,000	25,000
December 20, 2007	April 1, 2008	6.53		20,000	20,000
December 21, 2007	April 1, 2008	6.50		15,000	15,000

			~~W~~	1,090,000	1,255,000

(b)	The maturities of borrowings as of March 31, 2008 and December 31, 2007 were as follows:

(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	970,000	80,000
Due after three months through six months		120,000	1,035,000
Due after six months through 12 months		—	120,000
Due after one year through three years		—	20,000

	~~W~~	1,090,000	1,225,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(9)	Debentures
(a)	Debentures as of March 31, 2008 and December 31, 2007 consisted of the following:

(in millions of Won)
	Won
	2008		2007
Debentures in Won	~~W~~	6,570,000	6,050,000
Less: discount on debentures		(12,943)	(11,747)

	~~W~~	6,557,057	6,038,253

(b)	Details of debentures as of March 31, 2008 and December 31, 2007 were as follows:

(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2008	2007

Unsecured debentures in Won:

June 24, 2003	June 24, 2008	5.69	30,000	30,000
July 24, 2003	July 24, 2008	5.87	20,000	20,000
March 24, 2004	March 24, 2009	5.11	20,000	20,000
June 25, 2004	June 25, 2009	4.93	50,000	50,000
July 8, 2004	July 8, 2009	4.81	100,000	100,000
January 31, 2005	January 31, 2008	4.21	—	30,000
January 31, 2005	January 31, 2010	4.59	70,000	70,000
March 18, 2005	March 18, 2008	4.23	—	50,000
May 9, 2005	May 9, 2008	3.99	50,000	50,000
June 29, 2005	June 29, 2008	4.01	50,000	50,000
June 29, 2005	June 29, 2010	4.28	150,000	150,000
September 14, 2005	September 14, 2008	4.77	70,000	70,000
September 14, 2005	September 14, 2010	5.18	110,000	110,000
December 16, 2005	December 16, 2008	5.34	40,000	40,000
December 16, 2005	December 16, 2010	5.65	60,000	60,000
January 24, 2006	January 24, 2009	5.24	100,000	100,000
February 27, 2006	February 27, 2009	5.07	100,000	100,000
April 24, 2006	April 24, 2009	5.09	200,000	200,000
June 28, 2006	June 28, 2009	5.25	220,000	220,000
June 28, 2006	June 28, 2011	5.42	130,000	130,000
June 28, 2006	June 28, 2013	5.52	50,000	50,000
June 29, 2006	September 29, 2009	5.24	100,000	100,000
June 29, 2006	September 29, 2009	5.32	100,000	100,000
July 31, 2006	July 31, 2011	5.16	100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(9)	Debentures, Continued

(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2008		2007
September 26, 2006	September 26, 2009	4.81		50,000	50,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2009	4.99		250,000	250,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2009	5.05		250,000	250,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000
December 22, 2006	December 22, 2008	5.35		100,000	100,000
January 24, 2007	January 23, 2009	5.33		300,000	300,000
January 25, 2007	January 25, 2010	5.25		250,000	250,000
January 25, 2007	January 25, 2012	5.29		100,000	100,000
January 25, 2007	January 25, 2014	5.40		150,000	150,000
February 23, 2007	February 23, 2010	5.09		250,000	250,000
February 23, 2007	February 23, 2012	5.12		100,000	100,000
February 23, 2007	February 23, 2014	5.27		150,000	150,000
April 13, 2007	April 13, 2010	5.24		50,000	50,000
April 13, 2007	April 13, 2012	5.28		50,000	50,000
May 9, 2007	May 9, 2010	5.31		100,000	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		200,000	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2009	5.52		350,000	350,000
September 27, 2007	September 27, 2010	5.91		100,000	100,000
Novermber 27, 2007	Novermber 27, 2010	6.24		50,000	50,000
Novermber 27, 2007	Novermber 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		50,000	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	—
January 23, 2008	January 23, 2013	6.51		50,000	—
February 21, 2008	February 21, 2011	5.51		150,000	—
March 12, 2008	March 12, 2011	5.71		250,000	—

				6,570,000	6,050,000
Discount on debentures				(12,943)	(11,747)

			~~W~~	6,557,057	6,038,253

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(9)	Debentures, Continued
(c)	The maturities of debentures as of March 31, 2008 and December 31, 2007 were as follows:

(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	130,000	80,000
Due after three months through six months		90,000	130,000
Due after six months through 12 months		660,000	230,000
Due after one year through three years		3,660,000	3,630,000
Thereafter		2,030,000	1,980,000

	~~W~~	6,570,000	6,050,000

(10)	Other Liabilities
Other liabilities as of March 31, 2008 and December 31, 2007 consisted of the following:

(in millions of Won)
	2008		2007
Withholding taxes	~~W~~	6,656	355
Dividends payable		581,767	2,153
Accounts payable (note 11)		2,153	702
Accrued expenses		52,225	52,415
Unearned interest (note 11)		66	135

	~~W~~	642,867	55,760

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(11)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the quarters ended March 31, 2008 and 2007 were as follows:
(in millions of Won)

Related party	Account	2008		2007

Shinhan Bank	Interest income	~~W~~	725	26,148
Good Morning Shinhan Securities	Interest income		2,346	2,338
Shinhan Card (formerly LG Card Co., Ltd.)	Interest income		8,305	5,777
Shinhan Capital	Interest income		13,097	7,682
Shinhan PE	Interest income		69	—

		~~W~~	24,542	41,945

Shinhan Bank	Rental expense	~~W~~	203	35

(b)	Account balances

Significant balances with the related parties as of March 31, 2008 and December 31, 2007 were as follows:
(In millions of Won)

Creditor	Debtor	Account	2008		2007
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	275,246	1,910
"	"	Security deposits paid		8,974	9,915
"	"	Accrued interest income		718	5
"	"	Deposit for severance benefit		930	1,189
"	Good Morning Shinhan Securities	Loans in Won		170,000	170,000
"	"	Accrued interest income		1,587	1,569
"	Shinhan Card	Loans in Won		780,000	650,000
"	"	Accrued interest income		5,341	4,021
"	Shinhan Capital	Loans in Won		980,000	590,000
"	"	Accrued interest income		5,389	2,820
"	Shinhan PE	Loans in Won		5,000	5,000

			~~W~~	2,233,185	1,436,429

Shinhan Card (formerly LG Card Co., Ltd.)	Shinhan Financial Group	Accounts payable		125	156
Shinhan PE	"	Unearned interest		66	135

			~~W~~	191	291

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(11)	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the quarters ended March 31, 2008 and 2007 was as follows:

	(in millions of Won)
	2008		2007
Salaries	~~W~~	1,949	1,133
Share-based payment		(1,405)	6,066
Performance compensation		661	101

	~~W~~	1,205	7,300

(12)	Commitments and Contingencies
As of March 31, 2008, the Company was involved in 1 pending lawsuit as a defendant. The details of the lawsuit are as follows:

				(in millions of Won)
Plaintiff	Description	Claim Amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~	5,000	Pending in Seoul Central District Court

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(13)	Capital Stock
(a)	As of March 31, 2008 and December 31, 2007, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%)(*)	Redeemable period
Redeemable preferred stock:
Series 3	9,316,792	4.04	August 19, 2006 — August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 — August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 — August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 — August 18, 2008
Series 8	66,666	7.86	July 19, 2010 — August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 — January 25, 2027

	59,440,377

Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 — January 25, 2027

	74,161,377

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:

Conversion period : January 26, 2008 — January 25, 2012

Conversion ratio : One common stock per one preferred stock

Conversion price : ~~W~~57,806
Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively, were redeemed on August 21, 2006 for ~~W~~172,831 million and ~~W~~525,033 million, respectively. Additionally, Series 2 of redeemable preferred stocks of 9,316,792 shares were redeemed on August 20, 2007 for ~~W~~172,812 million. Therefore, capital stock amount differs from the total par value of outstanding capital stock.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(13)	Capital Stock, Continued
(b)	Details of changes in capital stock for the quarter ended March 31, 2008 and the year ended December 31, 2007 were as follows:
(in millions of Won, except shares)

	Number of	Capital		Preferred	Capital
	shares	stock		stock	surplus
Balance at January 1, 2007	421,334,783		1,907,838	262,920	4,566,201
Issuance of preferred stock	43,711,000		—	218,555	3,517,683
Redemption of redeemable preferred stock	(9,316,792)		—	—	—
Acquisition of LG Card Co., Ltd. through share exchange	14,631,973		73,160	—	771,082
Disposition of treasury stocks	—		—	—	177,571

Balance at December 31, 2007	470,360,964	~~W~~	1,980,998	481,475	9,032,537

Balance at March 31, 2008	470,360,964	~~W~~	1,980,998	481,475	9,032,537

(c)	Details of preferred stock to be redeemed by appropriation of retained earnings as of March 31, 2008 were as follows:
(in millions of Won, except shares and price per share)

			Redemption
	Number of		price		Redemption
March 31, 2008	shares	Redemption date	per share		amount
Series 3 redeemable preferred stock	9,316,792	August 18, 2008	~~W~~	18,548	~~W~~	172,812
Series 7 redeemable preferred stock	2,433,334	August 18, 2008		150,006		365,014

	11,750,126				~~W~~	537,826

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(14)	Retained Earnings
Retained earnings as of March 31, 2008 and December 31, 2007 consisted of the following:

(in millions of Won)
	2008		2007
Legal reserve	~~W~~	819,838	580,200
Other reserve		537,826	—
Retained earnings before appropriation		3,856,670	4,628,861

	~~W~~	5,214,334	5,209,061

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

(15)	Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of March 31, 2008 were as follows:

	1st grant	2nd grant	3rd grant	4th grant

Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006
Number of shares granted	1,004,200	1,156,300	1,301,600	2,695,200
Vesting period	Within four years after two years from grant date	Within four years after two years from grant date	Within three years after two years from grant date	Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2008	607,065	723,613	1,141,423	2,381,090
Exercised or canceled	379,198	329,789	437,892	16,859
Balance at March 31, 2008	227,867	393,824	703,531	2,364,231
Exercisable at March 31, 2008	227,867	393,824	703,531	2,364,231

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(15)	Share-Based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of March 31, 2008 were as follows:

	5th grant	6th grant	7th grant

Grant date	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in Won	~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted	3,296,200	1,301,050	808,700
Vesting period	Within four years after three years from grant date	Within four years after three years from grant date	Within four years after three years from grant date
Terms:
Service period	Two years from grant date	Two years from grant date	Two years from grant date
Market performance
Management	Increase rate of stock price and target ROE	Increase rate of stock price and target ROE	Increase rate of stock price and target ROE

Employee	Net income for three years	Achievement of annual target ROE for three consecutive years	—
Changes in number of shares granted:
Outstanding at January 1, 2008	3,098,069	1,301,050	—
Granted	—	—	808,700
Canceled or forfeited	328,431	145,154	—
Exercised	—	—	—
Outstanding at March 31, 2008	2,769,638	1,155,896	808,700
Exercisable at March 31, 2008	—	—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate		5.04%	5.07%
Expected exercise period		3.97 years	4.97 years
Expected stock price volatility		28.10%	30.48%
Expected dividend yield		2.62%	2.62%
Weighted average fair value		Management :	Management : ~~W~~15,766
		~~W~~11,572
		Employee :
		~~W~~11,688
The Company has the option to cash or equity settle in respect to share-based payments. For fifth grant, the Company recognized compensation costs as an expense and a liability, based on past experience which provides a reasonable basis that the share-based payments will be paid in cash. For the sixth and seventh grant, pursuant to newly applied SKAS No. 22, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(15)	Share-Based Payments, Continued
The fair value of options with performance conditions is calculated using the Monte Carlo simulation and Partial Differential Equation (PDE) Solution model. Effective January 1, 2008, the Company modified its valuation model for options with market conditions (based on return on equity) from the Black-Scholes model to the PDE Solution Model for a more reasonable measurement of fair value of options with market conditions. In addition, in estimating weighted-average volatility, the Company applied the average volatility based on individual stock price. The Company applied these changes in methodology prospectively as it is considered a change of accounting estimate.
(c)	Changes in stock compensation costs for the quarter ended March 31, 2008 were as follows:

(in millions of Won)
		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total

1st	Recorded at beginning of the year	~~W~~	4,732	17,220	21,952
	Incurred during the year		(73)	(828)	(901)
	To be recorded in subsequent years		—	—	—

2nd	Recorded at beginning of the year		6,428	24,481	30,909
	Incurred during the year		(222)	(1,091)	(1,313)
	To be recorded in subsequent years		—	—	—

3rd	Recorded at beginning of the year		9,445	27,664	37,109
	Incurred during the year		(352)	(1,823)	(2,175)
	To be recorded in subsequent years		—	—	—

4th	Recorded at beginning of the year		9,138	51,232	60,370
	Incurred during the year		(1,819)	(5,363)	(7,182)
	To be recorded in subsequent years		—	—	—

5th	Recorded at beginning of the year		5,984	30,911	36,895
	Incurred during the year		(834)	(3,834)	(4,668)
	To be recorded in subsequent years		—	—	—

6th	Recorded at beginning of the year		586	2,965	3,551
	Incurred during the year		570	3,347	3,917
	To be recorded in subsequent years		1,117	4,849	5,966

7th	Recorded at beginning of the year		—	—	—
	Incurred during the year		46	182	228
	To be recorded in subsequent years		2,512	10,010	12,522

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(16)	General and Administrative Expenses
Details of general and administrative expenses for the quarters ended March 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008		2007
Salaries	~~W~~	3,201	9,590
Provision for retirement and severance benefits		30	409
Other employees benefits		342	383
Rental		296	52
Entertainment		224	225
Depreciation		98	93
Amortization		22	76
Bad debt expense		2,600	—
Taxes and dues		83	81
Advertising		1,500	3
Fees and commission		2,924	3,175
Other		838	727

	~~W~~	12,158	14,814

(17)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a nominal tax rate of 27.5%. For the quarter ended March 31, 2007, the Company recognized ~~W~~22,662 million of income tax benefits, resulting from the reversal of income tax for the years ended December 31, 2003 and 2004. Also, for the quarter ended March 31, 2008, the Company did not recognize any income tax expense.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the quarters ended March 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008		2007
Net income before income tax expense	~~W~~	620,353	937,182
Permanent difference		(1,798,222)	(687,393)
Temporary difference		1,139,723	(252,869)

Net loss for tax purposes	~~W~~	(38,146)	(3,080)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(17)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the quarters ended March 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(6,196,693)	1,851,771	710,725	(5,055,647)
Retirement and severance benefits		1,508	—	259	1,249
Accrued expenses		23,935	662	1,985	22,612
Deposit for severance benefit insurance		(1,189)	—	(259)	(930)

Total temporary differences		(6,172,439)	1,852,433	712,710	(5,032,716)

Unrealizable temporary differences (*1)		6,189,425			5,047,867

Net temporary differences	~~W~~	16,986			15,151

Tax effects of temporary differences		4,671			4,167

Tax effects of tax loss carryforwards		65,803			76,310

Net tax effects	~~W~~	70,474			80,477

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Unrealizable temporary differences as of March 31, 2008 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~5,055,647 million less realizable portion of ~~W~~7,780 million.
The net tax effects of ~~W~~80,477 million as of March 31, 2008 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(17)	Income Taxes, Continued

(in millions of Won)
	2007
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(3,805,978)	(953,113)	(704,526)	(4,054,565)
Retirement and severance benefits		1,209	355	182	1,382
Accrued expenses		16,151	162	6,267	10,046
Deposit for severance benefit insurance		(1,209)	(24)	(182)	(1,051)
Stock options		44,491	9,362	—	53,853
Accounts receivable		(37,907)	(7,871)	—	(45,778)

Total temporary differences		(3,783,243)	(951,129)	(698,259)	(4,036,113)

Unrealizable temporary differences (*2)		3,794,238			4,034,597

Net temporary differences	~~W~~	10,995			(1,516)

Tax effects of temporary differences		3,024			(417)

Tax effects of tax loss carryforwards		14,011			21,356

Net tax effects	~~W~~	17,035			20,939

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year finalized tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of March 31, 2007 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~4,054,565 million less realizable portion of ~~W~~11,893 million and (~~W~~8,075) million of share-based compensation expense.
The net tax effects of ~~W~~20,939 million as of March 31, 2007 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(17)	Income Taxes, Continued
(d)	Deductible temporary differences and the carryforward of unused tax losses in respect of which deferred tax assets have not been recognized as of March 31, 2008 were as follows:

(in millions of Won)
	Amount		Maturity date

Unused tax losses:
For the year ended December 31, 2005	~~W~~	18,666	2010
For the year ended December 31, 2006		55,913	2011
For the year ended December 31, 2007		164,767	2012
For the quarter ended March 31, 2008		38,146	2012

		277,492

Temporary differences:
Retirement and severance benefits		1,249	—
Accrued expenses		22,612	2009

		23,861

		301,353

(e)	Taxable temporary differences in respect of which deferred tax liabilities have not been recognized as of March 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008		2007

Investments in subsidiaries	~~W~~	5,055,647	4,054,565
Deposit for severance benefit insurance		930	1,051
Accounts receivable		—	45,778

		5,056,577	4,101,394

(f)	Effective income tax rate for the quarters ended March 31, 2008 and 2007 were as follows:

(in millions of Won, except tax rate)
	2008		2007
Net income before income tax benefit	~~W~~	620,353	937,182
Income tax benefit		—	(22,662)

Effective income tax rate (%)		0.00%	(2.42)%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(18)	Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the quarters ended March 31, 2008 and 2007 were as follows:

(in millions of Won, except per share)
	2008		2007
Net income for year	~~W~~	620,353	959,844
Less: dividends on preferred stock		69,375	55,317

Net income available for common stock		550,978	904,527
Weighted average number of common shares outstanding (*1)		396,199,058	374,451,509

Earnings per share in Won	~~W~~	1,391	2,416

(*1) Weighted average number of common shares outstanding for the quarter ended March 31, 2008 were as follows:

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares

Outstanding at January 1, 2008	396,199,587	91	36,054,162,417
Treasury stocks	529	91	48,139

Outstanding at March 31, 2008	396,199,058		36,054,114,278

			91

			396,199,058

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(18)	Earnings Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the quarters ended March 31, 2008 and 2007 were as follows:

(in millions of Won, except per share)
	2008		2007
Net income available for common stock	~~W~~	550,978	904,527
Add: dividends on redeemable convertible preferred stock		6,876	5,001

Diluted net earnings		557,854	909,528
Weighted average number of common shares outstanding		411,509,152	386,518,181

Diluted earnings per share in Won	~~W~~	1,356	2,353

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 21, 2010 — March 20, 2014	1,155,896
Stock options	March 20, 2011 — March 19, 2015	808,700

(19)	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of March 31, 2008 and December 31, 2007 consisted of the following:

(in millions of Won)
	2008		2007
Unrealized holding gain on equity method investment securities	~~W~~	1,283,133	1,497,760
Unrealized holding loss from equity method investment securities		(6,308)	(20,498)

	~~W~~	1,276,825	1,477,262

(b)	Comprehensive income for the quarters ended March 31, 2008 and 2007 were as follows:

(in millions of Won)
	2008		2007
Net income	~~W~~	620,353	959,844
Other comprehensive income
Unrealized holding gain on equity method investment securities		(214,627)	(266,863)
Unrealized holding loss from equity method investment securities		14,190	323

Comprehensive income	~~W~~	419,916	693,304

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(20)	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the quarters ended March 31, 2008 and 2007 were as follows:

(in millions of Won, except per share)
	2008		2007
Changes in capital surplus due to application of the equity method	~~W~~	—	11,762
Changes in capital adjustments due to application of the equity method		382	10,241
Changes in accumulated other comprehensive income due to application of the equity method		200,437	266,540
Changes in retained earnings due to application of the equity method		5,362	841
Stock options recorded as accounts receivable		—	7,871
Dividends declared not yet paid as of period end		620,442	392,239
Retained earnings appropriated as legal reserve and other reserve		777,464	356,084
Recognition of accounts payable related to equity method investment securities		—	9,517
Stock issuance cost recorded as accounts payable		—	12,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries
(a)	Balance sheets

The condensed balance sheets of subsidiaries as of March 31, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	196,729,950	185,657,546	11,072,404
Shinhan Card (formerly LG Card Co., Ltd.)		16,755,354	13,041,909	3,713,445
Good Morning Shinhan Securities		6,501,617	4,861,939	1,639,678
Shinhan Life Insurance		7,699,599	7,144,553	555,046
Shinhan Capital		3,545,902	3,210,180	335,722
Jeju Bank		2,773,198	2,623,630	149,568
Shinhan Credit Information		16,664	3,879	12,785
Shinhan PE		15,832	5,240	10,592
Shinhan BNP Paribas ITMC		95,663	26,054	69,609
SH&C Life Insurance		1,378,785	1,326,621	52,164
Shinhan Macquarie		28,346	23,649	4,697
SHC Management (formerly Shinhan Card Co., Ltd.)		84,201	75,208	8,993

	~~W~~	235,625,111	218,000,408	17,624,703

	(in millions of Won)
	2007
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	175,105,888	163,786,456	11,319,432
Shinhan Card (formerly LG Card Co., Ltd.)		16,880,921	12,774,539	4,106,382
Good Morning Shinhan Securities		6,685,978	5,101,887	1,584,091
Shinhan Life Insurance		7,410,857	6,906,130	504,727
Shinhan Capital		2,963,306	2,644,916	318,390
Jeju Bank		2,772,223	2,627,781	144,442
Shinhan Credit Information		16,785	4,420	12,365
Shinhan PE		15,826	5,217	10,609
Shinhan BNP Paribas ITMC		89,745	28,063	61,682
SH&C Life Insurance		1,365,741	1,315,411	50,330
Shinhan Macquarie		18,017	10,950	7,067
SHC Management (formerly Shinhan Card Co., Ltd.)		1,213,708	127,058	1,086,650

	~~W~~	214,538,995	195,332,828	19,206,167

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the quarters ended March 31, 2008 and 2007 were as follows:

	(in millions of Won)
	2008
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	8,764,655	8,230,748	533,907	525,561	381,763
Shinhan Card (formerly LG Card Co., Ltd.)		1,067,438	678,162	389,276	438,724	317,471
Good Morning Shinhan Securities		303,191	233,037	70,154	72,843	56,277
Shinhan Life Insurance		684,843	632,259	52,584	46,814	34,251
Shinhan Capital		130,524	109,692	20,832	21,445	16,481
Jeju Bank		49,058	44,515	4,543	4,504	3,257
Shinhan Credit Information		7,293	6,841	452	549	419
Shinhan PE		681	585	96	(3)	(25)
Shinhan BNP Paribas ITMC		27,461	16,530	10,931	10,931	7,927
SH&C Life Insurance		23,428	26,567	(3,139)	1,229	1,067
Shinhan Macquarie		25,070	20,926	4,144	4,636	3,197
SHC Management (formerly Shinhan Card Co., Ltd.)		9,212	1,351	7,861	23,785	17,143

	~~W~~	11,092,854	10,001,213	1,091,641	1,151,018	839,228

	(in millions of Won)
	2007
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank		6,570,652	5,429,633	1,141,019	1,135,212	827,829
Shinhan Card (formerly LG Card Co., Ltd.)		721,980	376,993	344,987	345,417	865,397
Good Morning Shinhan Securities		379,935	348,103	31,832	35,465	21,771
Shinhan Life Insurance		630,511	594,189	36,322	43,663	32,067
Shinhan Capital		60,690	46,351	14,339	14,185	10,335
Jeju Bank		46,919	37,660	9,259	9,059	6,739
Shinhan Credit Information		6,582	5,931	651	744	542
Shinhan PE		740	591	149	171	132
Shinhan BNP Paribas ITMC		10,575	5,889	4,686	4,695	3,397
SH&C Life Insurance		15,271	15,414	(143)	2,975	1,164
Shinhan Macquarie		13,522	9,309	4,213	4,098	2,971
SHC Management (formerly Shinhan Card Co., Ltd.)		252,820	175,578	77,242	75,282	54,210

	~~W~~	8,710,197	7,045,641	1,664,556	1,670,966	1,826,554

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)
(22)	Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of March 31, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,090,000	6,557,057	7,647,057
Shinhan Bank		106,423,773	19,939,792	30,809,404	157,172,969
Shinhan Card (formerly LG Card Co., Ltd.)		—	2,904,734	7,315,450	10,220,184
Good Morning Shinhan Securities		925,945	3,747,794	—	4,673,739
Shinhan Capital		—	1,808,128	1,249,419	3,057,547
Jeju Bank		2,265,113	102,558	113,400	2,481,071
Shinhan PE		—	5,000	—	5,000

	~~W~~	109,614,831	29,598,006	46,044,730	185,257,567

	(in millions of Won)
	2007
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,255,000	6,038,253	7,293,253
Shinhan Bank		104,021,898	17,226,283	28,170,916	149,419,097
Shinhan Card (formerly LG Card Co., Ltd.)		—	2,580,864	7,090,233	9,671,097
Good Morning Shinhan Securities		909,732	3,883,940	—	4,793,672
Shinhan Capital		—	1,268,917	1,247,474	2,516,391
Jeju Bank		2,253,942	90,335	113,400	2,457,677
Shinhan PE		—	5,000	—	5,000

	~~W~~	107,185,572	26,310,339	42,660,276	176,156,187

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)
(22)	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of March 31, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008
				Cash and due	Total
	Loans (*)		Securities	from banks
Shinhan Financial Group	~~W~~	1,925,325	22,051,396	2,061,992	26,038,713
Shinhan Bank		132,516,420	34,876,511	5,673,179	173,066,110
Shinhan Card (formerly LG Card Co., Ltd.)		22,052	245,181	40,207	307,440
Good Morning Shinhan Securities		1,079,750	4,005,854	809,776	5,895,380
Shinhan Life Insurance		2,144,534	2,910,015	517,329	5,571,878
Shinhan Capital		2,255,083	220,078	15,198	2,490,359
Jeju Bank		2,018,801	446,290	117,954	2,583,045
Shinhan Credit Information		—	—	3,424	3,424
Shinhan PE		—	11,405	2,893	14,298
Shinhan BNP Paribas ITMC		458	304	72,027	72,789
SH&C Life Insurance		1,031	74,935	17,896	93,862
Shinhan Macquarie		—	—	12,745	12,745
SHC Management (formerly Shinhan Card Co., Ltd.)		—	—	83,326	83,326

	~~W~~	141,963,454	64,841,969	9,427,946	216,233,369

	(in millions of Won)
	2007
				Cash and due	Total
	Loans (*)		Securities	from banks
Shinhan Financial Group	~~W~~	1,407,925	23,743,620	131,994	25,283,539
Shinhan Bank		125,405,349	32,327,238	6,312,608	164,045,195
Shinhan Card (formerly LG Card Co., Ltd.)		13,689,029	263,697	40,410	13,993,136
Good Morning Shinhan Securities		1,181,158	4,051,822	809,776	6,042,756
Shinhan Life Insurance		1,996,505	2,894,479	548,233	5,439,217
Shinhan Capital		1,886,995	199,821	15,841	2,102,657
Jeju Bank		1,965,688	430,740	153,052	2,549,480
Shinhan Credit Information		—	—	3,334	3,334
Shinhan PE		—	11,480	3,461	14,941
Shinhan BNP Paribas ITMC		404	304	62,642	63,350
SH&C Life Insurance		926	67,945	129	69,000
Shinhan Macquarie		—	—	4,172	4,172
SHC Management (formerly Shinhan Card Co., Ltd.)		—	—	605,330	605,330

	~~W~~	147,533,979	63,991,146	8,690,982	220,216,107

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(23)	Contribution by Subsidiaries to the Company’s Net Income
Effects on the Company’s net income due to the equity method for the quarters ended March 31, 2008 and 2007 were as follows:

(in millions of Won, except ratio)
	2008			2007
	Amount		Ratio (%)	Amount	Ratio (%)
Gain from equity method on:

Shinhan Bank	~~W~~	350,150	49.64	802,902	84.31
Shinhan Card (formerly LG Card Co., Ltd.)		244,763	34.70	54,814	5.75
Good Morning Shinhan Securities		49,877	7.07	10,862	1.14
Shinhan Life Insurance		21,113	2.99	18,727	1.97
Shinhan Capital		18,251	2.59	10,188	1.07
Jeju Bank		2,230	0.32	4,403	0.46
Shinhan Credit Information		419	0.06	542	0.06
Shinhan PE		(25)	0.00	132	0.01
Shinhan BNP Paribas ITMC		3,963	0.56	1,698	0.18
SH&C Life Insurance		(648)	(0.09)	72	0.01
Shinhan Macquarie		(1,874)	(0.27)	1,485	0.16
SHC Management (formerly Shinhan Card Co., Ltd.)		17,143	2.43	46,447	4.88

		705,362	100.00	952,272	100.00

Other income		26,998		85,800
Other expense		(112,007)		(78,228)

Net income for period	~~W~~	620,353		959,844

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
March 31, 2008
(Unaudited)

(24)	Allowance for Loan Losses of the Company and Subsidiaries
Changes in the allowance for loan losses of the Company and its subsidiaries for the quarter ended March 31, 2008 and the year ended December 31, 2007 were as follows:

(in millions of Won)
	2008
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,075	2,600	9,675
Shinhan Bank		1,991,574	106,861	2,098,435
Shinhan Card (formerly LG Card Co., Ltd.)		947,737	(7,607)	940,130
Good Morning Shinhan Securities		36,237	(3,232)	33,005
Shinhan Life Insurance		21,380	1,425	22,805
Shinhan Capital		41,432	11,573	53,005
Jeju Bank		31,849	(380)	31,469
Shinhan BNP Paribas ITMC		101	(10)	91
SH&C Life Insurance		51	1	52
Shinhan Macquarie		85	17	102
SHC Management (formerly Shinhan Card Co., Ltd.)		9,212	(9,212)	—

	~~W~~	3,086,733	102,036	3,188,769

(in millions of Won)
	2007
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	5,925	1,150	7,075
Shinhan Bank		1,706,730	284,844	1,991,574
Shinhan Card (formerly LG Card Co., Ltd.)		—	947,737	947,737
Good Morning Shinhan Securities		29,510	6,727	36,237
Shinhan Life Insurance		19,817	1,563	21,380
Shinhan Capital		31,340	10,092	41,432
Jeju Bank		26,313	5,536	31,849
Shinhan BNP Paribas ITMC		24	77	101
SH&C Life Insurance		44	7	51
Shinhan Macquarie		1	84	85
SHC Management (formerly Shinhan Card Co., Ltd.)		148,073	(138,861)	9,212

	~~W~~	1,967,777	1,118,956	3,086,733